UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers	333-106575-07 333-106575

CAPITAL ONE PRIME AUTO RECEIVABLES TRUST 2004-3
CAPITAL ONE AUTO RECEIVABLES, LLC

(Exact name of registrants as specified in their respective charters)

140 East Shore Drive
Room 1052-D
Glen Allen, Virginia 23059
(804) 290-6736

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Capital One Prime Auto Receivables Trust 2004-3, Class A-1 Asset-Backed Notes,
Class A-2 Asset Backed Notes, Class A-3
Asset Backed Notes, Class A-4 Asset Backed Notes and Class B Asset Backed Notes

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:	31

Pursuant to the requirements of the Securities Exchange Act of 1934, Capital One Auto Receivables, LLC, as Registrant, and Capital One Prime Auto Receivables Trust 2004-3, as Co-Registrant, have each duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

Date:	January 26, 2005	By:	/s/ Steve Cunningham
Capital One Auto Receivables, LLC, as Registrant

Name: Steve Cunningham
Title: Assistant Vice President

		By:	/s/ Albert A. Ciafre
Capital One Auto Finance, Inc., as Administrator for Capital One Prime Auto Receivables Trust 2004-3, as Co-Registrant

Name: Albert A. Ciafre
Title: Assistant Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.